SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company (Issuer))

KOCH FOREST PRODUCTS, INC.

KOCH INDUSTRIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $.80 per Share

(Titles of Classes of Securities)

373298108

(CUSIP Number of Class of Securities)

Steven J. Feilmeier

Senior Vice President - Chief Financial Officer

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Tye G. Darland, Esq. Raffaele G. Fazio, Esq. Koch Industries, Inc. 4111 East 37th Street North Wichita, Kansas 67220 (316) 828-5500	Mark D. Gerstein, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$12,767,500,272	$1,502,735

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 265,989,589 shares of common stock, par value $.80 per share, of Georgia-Pacific at a purchase price of $48.00 per share. Such number of shares consists of (i) 259,137,551 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) 6,852,038 shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Georgia-Pacific shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011770 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,502,735	Filing Party: Koch Industries, Inc.
Form or Registration No. Schedule TO-T	Date Filed: November 17, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005, by Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), and Koch Industries, relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.80 per share (the “Shares”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at a purchase price of $48.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendments to Offer to Purchase

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended by adding the following sentences at the end of the second paragraph under the caption “Antitrust Matters—The European Union” in Section 15 of the Offer to Purchase:

“On November 18, 2005, Koch Industries, acting on the Purchaser’s behalf, filed the necessary merger submission with the European Commission under Council Regulation (EC) No. 139/2004 of the EC Merger Regulation. Accordingly, unless the European Commission requests additional information or that commitments be made, or elects to extend its review to a Phase II investigation, the standard 25 working day Phase I review period by the European Commission will expire on December 23, 2005.”

(2) Schedule I (“Directors and Executive Officers of Koch Industries and the Purchaser”) to the Offer to Purchase is hereby amended by restating the table under the caption “Koch Forest Products, Inc.” in Schedule I to the Offer to Purchase to read as follows:

Name	Position
Jeffrey N. Gentry	President and Director
Steven J. Feilmeier	Vice President and Director
Tye G. Darland	Secretary

(3) Schedule I (“Directors and Executive Officers of Koch Industries and the Purchaser”) to the Offer to Purchase is hereby amended by restating the first sentence in the first paragraph following the table under the caption “Koch Forest Products, Inc.” in Schedule I to the Offer to Purchase to read as follows:

“Mr. Gentry is the President and a Director of the Purchaser.”

(4) Schedule I (“Directors and Executive Officers of Koch Industries and the Purchaser”) to the Offer to Purchase is hereby amended by restating the first sentence in the second paragraph following the table under the caption “Koch Forest Products, Inc.” in Schedule I to the Offer to Purchase to read as follows:

“Mr. Feilmeier is the Vice President and a Director of the Purchaser.”

Miscellaneous

Item 11 of the Statement is amended and supplemented by adding the following to the end thereof:

“On November 21, 2005, Koch Industries issued a press release announcing that Koch Industries, acting on behalf of the Purchaser, filed the necessary merger submission with the European Commission on November 18, 2005 under Council Regulation (EC) No. 139/2004 of the EC Merger Regulation. A copy of the press release is filed as Exhibit (a)(1)(J) to the Statement and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(1)(J) Press Release issued by Koch Industries on November 21, 2005.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOCH INDUSTRIES, INC.

By:	/s/ Steven J. Feilmeier
Name:	Steven J. Feilmeier
Title:	Senior Vice President - Chief Financial Officer

KOCH FOREST PRODUCTS, INC.

By:	/s/ Steven J. Feilmeier
Name:	Steven J. Feilmeier
Title:	Vice President

Date: November 21, 2005

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase, dated November 17, 2005.*

(a	)(1)(B)	Letter of Transmittal.*

(a	)(1)(C)	Notice of Guaranteed Delivery.*

(a	)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(G)	Press Release issued by Koch Industries on November 13, 2005 (incorporated by reference to the Schedule TO-C filed by Koch Industries with the SEC on November 14, 2005).

(a	)(1)(H)	Press Release issued by Koch Industries on November 17, 2005.*

(a	)(1)(I)	Summary Advertisement published November 17, 2005.*

(a	)(1)(J)	Press Release issued by Koch Industries on November 21, 2005.

(b	)(1)	Commitment Letter, dated November 2, 2005, between Citigroup Global Markets Inc. and Koch Industries.*

(b	)(2)	Amended and Restated Commitment Letter, dated November 13, 2005, between Citigroup Global Markets Inc., Koch Forest Products Holding, LLC and the Purchaser.*

(c	)	Not applicable.

(d	)(1)	Agreement and Plan of Merger, dated as of November 13, 2005, among Koch Industries, the Purchaser and Georgia-Pacific.*

(d	)(2)	Confidentiality Agreement, dated October 12, 2005, by and between Georgia-Pacific and Koch Industries.*

(d	)(3)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowle, et al., Case No. 2005CVI08796, filed November 16, 2005.*

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed with the Statement on November 17, 2005.